Filed pursuant to Rule 433 Registration Statement No. 333-224523

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES PP

$915,000,000

36,600,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Bank of America Corporation 4.125% Non-Cumulative Preferred Stock, Series PP

FINAL TERM SHEET

Dated January 21, 2021

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 4.125% Non-Cumulative Preferred Stock, Series PP

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P) / BBB (Fitch)

Size:	$915,000,000 ($25 per Depositary Share)

Over-allotment Option:	None

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Trade Date:	January 21, 2021

Settlement Date:	January 28, 2021 (T+5)

Dividend Rate (Non-Cumulative):	4.125%

Dividend Payment Dates:	February 2, May 2, August 2, and November 2 of each year beginning on May 2, 2021, each subject to following unadjusted business day convention

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after February 2, 2026 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the preliminary prospectus supplement dated January 21, 2021 (the “Preliminary Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrP”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	BofA Securities, Inc.

Joint Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. TD Securities (USA) LLC

Co-Managers:

Keefe, Bruyette & Woods, Inc.

Raymond James & Associates, Inc.

Apto Partners, LLC

Loop Capital Markets LLC

Multi-Bank Securities, Inc.

Roberts & Ryan Investments, Inc.

R. Seelaus & Co., LLC

Stern Brothers & Co.

CUSIP/ISIN for the Depositary Shares:	06055H608 / US06055H6080

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Prospectus Supplement and the prospectus dated June 29, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.